                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 1)


                               Caminus Corporation

                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)

                                   133766 10 5

                                 (CUSIP Number)

                                December 31, 2001

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)
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CUSIP No. 133766 10 5                                          Page 2 of 7 Pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Brian J. Scanlan
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
         Not Applicable                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER

  NUMBER OF                0 shares
                  --------------------------------------------------------------
    SHARES        6        SHARED VOTING POWER

 BENEFICIALLY              966,583 shares
                  --------------------------------------------------------------
 OWNED BY EACH    7        SOLE DISPOSITIVE POWER

  REPORTING                0 shares
                  --------------------------------------------------------------
 PERSON WITH      8        SHARED DISPOSITIVE POWER

                           966,583 shares
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         966,583 shares
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------
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CUSIP No. 133766 10 5                                          Page 3 of 7 Pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Cynthia Chang
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
         Not Applicable                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER

  NUMBER OF                7,652 shares
                  --------------------------------------------------------------
    SHARES        6        SHARED VOTING POWER

 BENEFICIALLY              966,583 shares
                  --------------------------------------------------------------
 OWNED BY EACH    7        SOLE DISPOSITIVE POWER

  REPORTING                7,652 shares
                  --------------------------------------------------------------
 PERSON WITH      8        SHARED DISPOSITIVE POWER

                           966,583  shares
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         974,235 shares
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------
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CUSIP No. 133766 10 5                                          Page 4 of 7 Pages



Item 1(a).        Name of Issuer:

                  Caminus Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  825 Third Avenue
                  28th Floor
                  New York, NY 10022

Item 2(a).        Name of Person(s) Filing:

                  Brian J. Scanlan
                  Cynthia Chang

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Brian J. Scanlan
                  c/o Caminus Corporation
                  825 Third Avenue
                  28th Floor
                  New York, NY 10022

                  Cynthia Chang
                  277 Old Church Road
                  Greenwich, CT 06830

Item 2(c).        Citizenship:

                  Brian J. Scanlan and Cynthia Chang are citizens of the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).        CUSIP Number:

                  133766 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable
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CUSIP No. 133766 10 5                                          Page 5 of 7 Pages



Item 4.           Ownership

                  (a.)     Amount Beneficially Owned:
                           i.       Brian J. Scanlan: 966,583 shares*
                           ii.      Cynthia Chang: 974,235 shares*+

                  * Includes 946,375 shares of Common Stock held by ZAK Associates, Inc. ("ZAK"). Brian Scanlan and Cynthia Chang each own 50% of the capital stock of ZAK. Mr. Scanlan and Ms. Chang are husband and wife and share voting and dispositive power over the shares of Common Stock owned by ZAK. Mr. Scanlan and Ms. Chang also share voting and dispositive power over 20,208 shares of Common Stock, which are held jointly by them.

                  + Ms. Chang has sole voting and dispositive power over 7,652 shares of Common Stock, which are held individually by her.

                  (b.)     Percent of Class:
                           i.       Brian J. Scanlan:  5.4%
                           ii.      Cynthia Chang: 5.4%

                  (c.)     Number of Shares as to which the person has:

                           i.       Sole power to vote or to direct the vote:
                                    1. Brian J. Scanlan: 0 shares
                                    2. Cynthia Chang: 7,652 shares

                           ii.      Shared power to vote or to direct the vote:
                                    1. Brian J. Scanlan: 966,583 shares
                                    2. Cynthia Chang: 966,583 shares

                           iii. Sole power to dispose of or direct the disposition of:
                                    1. Brian J. Scanlan: 0 shares
                                    2. Cynthia Chang: 7,652 shares

                           iv. Shared power to dispose or to direct the disposition of:
                                    1. Brian J. Scanlan: 966,583 shares
                                    2. Cynthia Chang: 966,583 shares

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not Applicable
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CUSIP No. 133766 10 5                                          Page 6 of 7 Pages



Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certifications:

                  Not Applicable
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CUSIP No. 133766 10 5                                          Page 7 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 23rd day of January, 2002.


                                           Brian J. Scanlan

                                           By: /s/ Brian J. Scanlan
                                               --------------------------
                                               Brian J. Scanlan




                                           Cynthia Chang

                                           By: /s/ Cynthia Chang
                                               --------------------------
                                               Cynthia Chang